Exhibit 6.6

EQUINE CO-OWNERSHIP

This Agreement (“Agreement”) is entered into as of the Effective Date set forth in Schedule 1 between Minority Owner (whose full legal name is set forth in Schedule 1) and Investor (whose full legal name is set forth in Schedule 1) with reference to the following facts:

A.	Minority Owner and Investor intend to acquire the Horse described in Schedule 1 (“Horse”).

B.	Investor is a Nevada series limited liability company managed by Experiential Squared, Inc., a Delaware corporation registered in California.

C.	Investor and Minority Owner desire to purchase an interest (the “Interest”) in the Horse under the terms and conditions set forth in this Agreement.

D.	Once Investor and Minority Owner purchases the Interest, a tenancy in common shall be formed amongst each of the owners of the Horse. (The co-owner shall be referred to individually as “Co-Owner” and collectively as “Co-Owners”).

E.	It is Investor’s intent that its members shall be provided with the experience of racehorse ownership including, but not limited to: stable visits of the Horse, updates regarding the Horse’s health, training and race progress, access to the winner’s circle in the event Horse wins a race, access to owner’s clubs at applicable tracks, and access to the stabling paddock when Horse is running in a race to the extent allowed by the applicable track.

F.	Dilution of Investor’s interest or the sale of an interest in the Horse to any other person or entity by Minority Owner for less than the pro rata purchase price set forth herein constitutes a direct conflict of interest with the interests of Investor.

NOW THEREFORE, in consideration of the mutual benefits and undertakings set forth in this Agreement, the parties agree as follows:

1.    Formation of Co-Ownership. The business of the Co-Ownership shall be conducted under the name set forth in Schedule 1 and the Horse shall race under the silks identified in Schedule 1. The use of the term “Co-Ownership” to refer to the aggregate of persons owning the Horse as tenants in common pursuant to this Agreement is solely for convenience, and is not intended, and shall not be deemed to imply that such Co-Ownership constitutes a partnership, association, legal person or jural entity. Each person or entity which acquires a fractional interest in the Horse pursuant to the provisions of this Agreement shall become a Co-Owner of the Co-Ownership.

2.    Relationship of the Co-Owners Amongst Themselves and Manager. For purposes of this Agreement, the Manager is that individual or entity so designated in Schedule 1 of this Agreement. The relationship of the Co-Owners amongst themselves shall be that of tenants in common of a Horse, the right to possession of which shall be vested in the Manager, subject only to the right of the Co-Owners to remove the Manager as set forth herein. The relationship of the Co-Owners to the Manager shall be that of principals and agent as limited by the terms and conditions of this Agreement. The agency of the Manager is one coupled with an interest in the subject matter of the agency during any period in which Horse is maintained under the care of the Manager. Notwithstanding the foregoing, the Manager shall be expressly permitted to conduct other business activities and to accept other engagements, including, without limitation, the management of other Horses, the purchase, sale, racing and breeding of other horses, or any one or more of them provided that such other business activities do not create a direct conflict of interest for the Manager.

1

3.    Contributions and Percentage Interest.

a.	Investor and Minority Owner shall pay the Purchase Price set forth in Schedule 1 upon the date established for acquisition of the Horse (the “Closing”) set forth in Schedule 1.

b.	Upon Closing, the respective ownership interests of the Co-Owners in the Horse will be as set forth on Schedule 1 and the Co-Ownership shall commence.

c.	The costs of notifying breed/discipline registries of the transfer described herein with any applicable registries shall be paid in proportion to the ownership set forth in Schedule 1.

d.	The following shall be completed simultaneously, and Closing shall occur when each of the following are complete:

i.	The Purchase Price has been fully paid and funds have cleared.

ii.	All contingencies have been waived in writing.

iii.	(select one) All owners set forth on Schedule 1 shall be listed as the owner(s) on the Horse’s registration papers with the applicable breed/discipline registry/registries and all documents necessary to effectuate such ownership change shall be signed and exchanged; or

X The Co-Ownership shall be listed as the owner(s) on the Horse’s registration papers with the applicable breed/discipline registry/registries and all documents necessary to effectuate such ownership change shall be signed and exchanged.

4.    Purpose. The purpose of the Co-Ownership is to train, race, breed and/or sell the Horse listed on Schedule 1 in the Authorized Activities set forth in Schedule 1. All racing income, breeding income, marketing, sponsorship or other income, together with the value of the Interest shall accrue to the benefit of the Co-Ownership.

5.    Contingencies. The parties shall not acquire the horse unless they mutually agree to do so.

6.    Warranty of Title. The parties warrant to one another that they will not encumber, hypothecate or take any action that will affect title to the Horse. The parties shall keep the Horse free from any liens, claims or encumbrances of any nature whatsoever including without limitation spousal claims under any applicable community property laws. In the event any claims or demands are made against the Horse, the party causing the claim shall indemnify, defend and hold the other party harmless against such claim or demand at its sole cost and expense, including reasonable attorney’s fees which may arise by reason thereof.

2

7.    No Litigation. The Co-Owners warrant and represent that there is no claim, action, suit, proceeding, arbitration, investigation or hearing or notice of hearing pending or, to the best knowledge of the Co-Owners threatened, before any court or governmental or administrative authority or private arbitration tribunal against or relating to or affecting Horse, the Co-Owner or any of the Co-Owner’s assets.

8.    Commissions. Pursuant to California law, Co-Owners shall disclose any and all commissions paid to or received by any individual arising from or relating to this Agreement.

9.    Indemnity. Minority Owner shall jointly and severally indemnify, defend and hold Investor harmless for any and all claims, actions or damages arising from or related to any and all acts of Initial Owner prior to the date of transfer of shares to Investor.

10. Taxes. Co-Owners shall be liable and shall pay all taxes that may be due by reason of the sale and conveyance of the Horse.

11. Insurance. In the event a majority of Co-Owners wish to insure their interest in Horse, Co-Owners shall cooperate in providing any and all information requested by the insurance company, including, without limitation, veterinary information and race record.

12. Ownership Privileges. Investor shall be entitled to full ownership privileges including, without limitation: stable visits of the Horse, updates regarding the Horse’s health, training and race progress, access to the winner’s circle in the event Horse wins a race, access to owner’s clubs and/or owner’s boxes at applicable tracks, and access to the stabling paddock when Horse is running in a race to the extent allowed by the applicable track. To the extent such privileges are limited, such limitations shall be set forth in Schedule 1.

13. Publicity Rights and Marketing Content. Minority Owner agrees that its name, likeness and the name and likeness of the Horse may be used in marketing and commercial materials distributed by Investor. Manager agrees to provide Investor with information that may be used for marketing content including, without limitation the Horse’s pedigree, career details, manager, trainer and jockey biographies, futurity entries, races entered, post position drawn, and work out times.

14. Non-Circumvention. The parties to this Agreement agree that the names of Investor’s members are part of a confidential customer list and trade secret. Accordingly, Minority Owner and Manager agree not to initiate direct or indirect contact with any of Investor’s members with respect to investment opportunities in the Horse or other horses unless approval to do so is granted in writing on a case by case basis. Minority Owner and Manager agree not to undertake any transaction or series of transactions of any kind with Investor’s members or collect fees from Investor’s members without the express prior written consent of Investor, which will not be unreasonably withheld.

15. Right of First Refusal. (If selected) X If Minority Owner elects to sell additional fractional interests in the Horse to another third-party, Minority Owner shall first offer such fractional interest to Investor on the same terms and conditions as are offered to such third party (the “Offered Terms”). Investor shall have the same number of days as set forth in Section 5(f) above within which accept such offer based upon the Offered Terms. If Investor does not accept said offer within said period, Initial Investor shall be free to sell such fractional interest to the third-party subject to the Offered Terms. If Initial Investor does not enter into an agreement with the third-party on the Offered Terms and such transaction does not close within ninety (90) days, Initial Investor’s right to sell a fractional interest in the Horse to a third party shall expire and the procedure set forth in this Section shall be applicable again.

3

16. Term.

a.	The co-ownership shall commence on the Effective Date set forth in Schedule 1 and shall continue until the earlier to occur of the following:

i.	The Termination Date set forth in Schedule 1 unless it is extended by a majority in interest of the Co-Owners;
ii.	The date on which the Horse is sold by the Co-Ownership or acquired in a claiming race or by other legal means;
iii.	The death, injury or disability of the Horse;
iv.	(if selected) Upon retirement of the Horse from racing;
v.	The bankruptcy or insolvency of the Co-Ownershp;
vi.	The dissolution of the Co-Ownership pursuant to a vote by the majority in interest of the Co-Owners to dissolve the Co-Ownership.

b.	Upon termination or dissolution of the Co-Ownership, the affairs of the Co-Ownership shall be wound up and its assets liquidated in a reasonable manner. The assets of the Co-Ownership shall be applied to the following purposes in the following order: (a) to pay or provide for all amounts owed by the Co-Ownership to creditors other than Co-Owners, including without limitation, to pay for the expenses of winding up the Co-Ownership affairs; (b) to pay or provide for payment of amounts owed to Co-Owners or Manager (exclusive of Capital Accounts) under this Agreement or agreements validly entered into by the Co-Ownership; and (c) the balance, if any, shall be distributed to the Co-Owners in accordance with their respective Capital Accounts. The winding up shall be conducted by the Manager. Upon making of all distributions required under this agreement the Co-Owners shall execute, acknowledge, deliver and file of record all documents required to terminate the existence of the Co-Ownership under applicable law.

17. Management. Manager may be removed by a majority in interest of the Co-Owners. Manager shall communicate regularly with Investor regarding any and all decisions made in relation to the Horse. Except as otherwise provided in this Agreement, Manager shall have the responsibility for the overall management of the Horse and shall have the authority to decide all matters relating to the management, care, training and racing of the Horse, however, Manager will need the prior written consent of all Co-Owners in determining who will train the Horse and in what state it will be raced. Manager will require the prior written consent of a majority in interest of Co-Owners to do any of the following: Trainer selection, Racing in Claiming Races, Selling the Horse, Breeding the Horse, and Gelding the Horse (if it’s a colt); and any vet procedure that would cost more than Five Thousand Dollars ($5,000).

a.	If a sale date is set forth in Schedule 1 (the “Sale Date”), the Manager will seek to sell the Horse by no later than that Sale Date, however, if exceptional circumstances (including injury) make this impracticable, then the Manager will sell the Horse as soon thereafter as it deems reasonable and practicable to do so. In the event that the Manager deems it to be in the interests of the Co-Ownership to sell the Horse before the Sale Date, then Manager shall consult with the Co-Owners and will only proceed with such early sale of the Horse if the percentage of fractional ownership interests set forth in Schedule 1 vote to do so. If there is no Sale Date set forth in Schedule 1, Co-Owners shall make all determinations relating to breeding and retirement except that if the Horse is retired and not suitable for breeding, the Horse shall be placed with a reputable horse retirement organization.

b.	Manager shall employ the degree of care customarily employed by persons who race, maintain and breed horses of the same quality as the Horse.

c.	Manager shall be entitled to the compensation set forth in Schedule 1.

d.	Manager may be removed as set forth in Schedule 1.

4

18. Principal Office. The principal office and place of business of the Co-Ownership is set forth in Schedule 1.

19. Public Liability Insurance. The Manager shall keep and maintain in full force, as an expense of the Co-Ownership a policy of public liability insurance in a reasonable amount, providing the same can be obtained, insuring the Co-Owners, the Manager and the Co-Ownership against loss or liability by reason of the negligence of the Manager, or the Co-Ownership, their agents, servants, and employees, in the connection with the maintenance, acts and activities of the Horse.

20. Other Insurance.

a.	In the event that an insurance claim is made under an applicable insurance policy, all insurance proceeds received under such policies applicable to the Horse shall be allocated first to payment of the Horse’s expenses, then towards the Co-Ownership.

b.	The Manager shall keep and maintain in full force, as an expense of the Co-Ownership, the following types of insurance. (select applicable)

Mortality Insurance in an amount at least equal to Horse’s value.

Major Medical Insurance

Loss of Use Insurance

21. Subsequent Capital Contributions. All expenses incurred in connection with the Horse shall be billed on a (select one) X monthly quarterly basis and shall appear on an itemized invoice.

a.	Expenses include, but are not limited to the costs of board, feed, training, medications and supplements, veterinary costs, farrier costs, transportation, training, entry fees, jockey and trainer commissions, legal, accounting and professional fees.

b.	Such expenses shall be billed at cost except as provided in Schedule 1.

c.	Expense invoices shall be paid within thirty (30) days of receipt.

d.	Capital contributions made pursuant to this Section (“Additional Capital Contributions”) shall be made pro rata in accordance with each Co-Owner’s respective Interest as set forth in Schedule 1 unless a Co-Owner fails to make a required Additional Capital Contribution.

e.	The Co-Owners shall make Additional Capital Contributions at such times and in such amounts as may be called for by the Manager in Manager’s reasonable discretion. The Co-Ownership’s books and records will reflect the initial and any Additional Capital Contributions made by the Co-Owners.

5

f.	In connection with the contribution of property other than cash, the Co-Ownership and a contributing Co-Owner will agree upon the fair market value of contributed property and the capital account balance to be credited to a Co-Owner in exchange for such property.

g.	If any Co-Owner (the “Defaulting Co-Owner”) shall fail to pay all or any part of its share of a required additional Capital Contribution when due (the “Defaulting Co-Owner's Share”), the other Co-Owners who have contributed their share of the Additional Capital Contribution (the “Contributing Co-Owners”) shall have the right for a period of 30 days following the date when the Defaulting Co-Owner's Share was due, to contribute an additional amount equal to the Defaulting Co-Owner's Share. If all Contributing Co-Owners desire to contribute toward such amount, then they shall contribute in proportion to their respective fractional interest or in such other proportions as they may agree. If less than all the Contributing Co-Owners desire to contribute toward such amount, then they may do so in proportion to their respective fractional interests or in such other proportions as they may agree. The Contributing Co-Owners shall communicate promptly with each other for purposes of determining what portion, if any, of the Defaulting Co-Owner's Share they wish to contribute. At the end of the 30-day period referred to above or such earlier date upon which the Contributing Co-Owners shall have contributed the Defaulting Co-Owner's Share, the fractional interests of each Co-Owner shall be adjusted to be the percentage determined by dividing the Defaulting Co-Owner’s initial Capital Contribution plus all prior Additional Capital Contributions made by the Defaulting Co-Owner, including any portion of the Defaulting Co-Owner's Share contributed by the Defaulting Co-Owner, by the aggregate initial Capital Contributions of all Co-Owners plus the aggregate Additional Capital Contributions made by all Co-Owners, including any portion of the Defaulting Co-Owner's Share contributed by them. Such adjustment of Participating Percentages shall be the sole remedy of the Co-Owners and the Co-Ownership in the event that a Co-Owner fails to contribute their share of an Additional Capital Contributions. The adjustment shall be made regardless of whether, and regardless of the extent to which, any Contributing Co-Owner makes an additional contribution toward the Defaulting Co-Owner's Share.

h.	Co-Owner Loans. The Co-Ownership may, in the discretion of the Manager, borrow funds needed for the Co-Ownership's operations from one or more Co-Owners or from third party lenders. Any loans by Co-Owners or Managers to the Co-Ownership shall be made on commercially reasonable terms.

i.	Interest on Capital. No Co-Owner shall be paid interest on any Capital Contribution or Capital Account.

22. Books and Records. Books and records are to be maintained relating to the operation of the Co-Ownership on a (select one) X cash basis accrual basis in accordance with generally accepted accounting principles, and such books and records shall be available to all parties for purposes of inspection and copying during normal working hours.

23. Distributions. Distributions shall be made annually in the amounts or percentages set forth in Schedule 1.

24. Co-Owners. No Co-Owner shall have the power or authority to bind the Co-Ownership unless the Co-Owner has been authorized in writing by the Manager to act as an agent of the Co-Ownership. Meetings of Co-Owners shall be held annually, and special meetings may be held as set forth in Schedule 1.

25. Restrictions on Transfer. No Co-Owner shall sell, assign, pledge, hypothecate, bequeath, give away or transfer by operation of law or otherwise all or any part of such Co-Owner’s interest (collectively “Transfer”) except as set forth in Schedule 1. Notwithstanding the foregoing, this provision shall not be construed to prohibit Investor from selling membership interests in Investor.

6

26. Short Form Bill of Sale. Upon Closing the parties shall execute a notarized Short Form Bill of Sale similar in the form to that set forth in Exhibit A to this Agreement.

27. Authority. The parties executing this agreement warrant and represent they have full right, power and authority to enter into this agreement.

28. Notice. All notices, requests, consents and other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sent personally, by national overnight courier service or certified mail, return receipt requested, with postage prepaid, to the addresses set forth in Schedule 1 to this Agreement, or such other address or addresses as a party shall have designated by notice to the other parties in writing. Notice will be effective on the date of actual, verifiable delivery of the Notice by one of the methods set forth above. Notices shall be sent to the addresses set forth in Schedule 1 or such other address which is provided in the future in writing.

29. Counterparts. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

30. Survival of Rights. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the parties hereto and their respective shareholders, officers, directors, heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

31. Severability. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

32. Construction. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto.

33. Section Headings. The captions of the Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

34. Governing Law. This Agreement shall be construed according to the laws of the State of California.

35. Additional Documents. Each party, upon the request of another party, agrees to perform all further acts and execute, acknowledge and deliver all documents which may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement, including but not limited to acknowledging before a notary public any signature heretofore or hereafter made by a party.

36. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

37. Time of the Essence. Except as otherwise provided herein, time is of the essence in connection with each and every provision of this Agreement.

7

38. Further Actions. Each of the parties hereto agree to execute, acknowledge and deliver such additional documents, and take such further actions, as may reasonably be required from time to time to carry out each of the provisions, and the intent, of this Agreement, and every agreement or document relating hereto, or entered into in connection herewith.

39. Third Party Beneficiaries. There are no third-party beneficiaries of this Agreement.

40. Entire Agreement. This Agreement and the exhibits hereto constitute the entire agreement of the parties with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to, the subject matter hereof.

41. Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

42. Attorneys' Fees. In the event of any litigation, arbitration or other dispute related to or arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute. The attorneys' fees which the prevailing party is entitled to recover shall include fees for prosecuting or defending any appeal and shall be awarded for any supplemental proceedings until the final judgment is satisfied in full. In addition to the foregoing award of attorneys' fees to the prevailing party, the prevailing party in any lawsuit or arbitration procedure on this Agreement shall be entitled to its reasonable attorneys' fees incurred in any post judgment proceedings to collect or enforce the judgment. This attorneys' fees provision is separate and several and shall survive the merger of this Agreement into any judgment.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

Manager:

By: ________________________

Minority Owner:

By: ________________________

Investor:

By: ________________________

8

Schedule 1

Effective Date (Recitals, Section 16): June 7, 2019

Minority Owner(s): Joey Platts

Investor: MyRacehorse.com DBA Experiential Squared, Inc.

Horse Description:

Registered name:

Barn name (nickname, if any):

Sex: Filly Mare Gelding Stallion

Color: Chestnut

Markings: Stripe and Snip, socks on right front, left hind fetlocks/pasterns

Breed: Thoroughbred

Breed registry: Jockey Club

Registration number:

Tattoo or brand:

Horse’s foaling date: February 7, 2017

Is the horse microchipped? Yes No Microchip #:

Does the horse have a passport? Yes No Passport #:

Co-Ownership Name (Section 1): MyRacehorse.com and Joey Platts

Racing Silks of (Section 1): Alternate basis, MyRacehorse silks used 2/3 races

Manager (Section 2): Joey Platts

Purchase Price (Section 3): $200,000 2019 Ocala Breeders Spring Sale, Hip #323

Closing Date (Section 3): June 7, 2019

Horse Ownership Interests after Closing (Section 3):

Name	Address	Percentage Interest
MyRacehorse.com DBA Experiential Squared, Inc.	250 W. 1st Street Suite 256 Claremont, CA 91711	60%
Joey Platts		40%

9

Activities Authorized (Section 4):

Training (Selecting the Trainer)

Racing

Racing in Claiming Races (must be specifically authorized)

Selling the Horse (subject to co-ownership approval)

Rehabilitation (decisions regarding projected expenses in excess of $5,000 to be authorized by the co-ownership)

Breeding the Horse

Gelding the Horse (if it’s a colt, subject to co-ownership approval)

Marketing and acquiring sponsorships

Other (specify):

Additional Ownership Interests (Section 5(f)):

Number of days within which Co-Ownership Interests will be sold:

Description of additional Co-Ownership Interests available:

Limitations on Ownership Privileges (Section 12): 60 percent of paddock passes, minimum of 6 for owners

Termination date (Section 16): earlier of ii-vi

Sale date, if any (Section 17(a)): n/a

Percentage of fractional ownership required for early sale (Section 17(a)): n/a

Manager’s Compensation (Section 17(c)): n/a

Removal of Manager (Section 17(d)): as deemed by Investor (MyRacehorse.com)

Principal Place of Business (Section 18): 250 W. 1st Street, Suite 256, Claremont, CA 91711

Expenses that shall not be billed at cost (Section 21(b)): all expenses to be billed at cost

Distributions shall be made as follows (Section 23): directly to paymaster accounts via pro rata percentage.

Special meetings of Co-Owners (Section 24): as needed

Restrictions on Transfers and Methods of Transfer (Section 25): approval by majority vote of the co-ownership which won’t be unreasonably withheld.

10

EXHBIIT A

SHORT FORM BILL OF SALE

FOR VALUABLE CONSIDERATION paid to the Seller listed below, the receipt and sufficiency of which is acknowledge the Buyer listed below sells and delivers the interest in the horse described below:

Seller(s): _MyRacehorse.com__

Buyer: _Joey Platts_

Interest: _____40%___________

The Horse described as follows:

Registered name: __________________

Barn name (nickname, if any): ____________________

Sex: Filly

Color: Chestnut

Markings: Stripe and Snip, socks on right front, left hind fetlocks/pasterns

Breed: Thoroughbred

Breed registry: ____________________

Registration number: ____________________

This sale is made pursuant to the terms and conditions of that agreement dated as of the 7th day of June, 2019, between Buyer and Seller.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _______________

Subscribed and sworn to (or affirmed) before me on this __ day of __________, 20___,

by _______________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal) _______________________ (Seller)

(Seal) _______________________ (Buyer)

11